Exhibit 99.16

CONSENT OF FINLEY BAKKER

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and the technical information attributed to me in connection with reserve and resource estimates relating to the Company’s Thor Lake project included in the Annual Information Form of the Company dated as of November 22, 2011 (the “AIF”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of references to my name and the technical information attributed to me in connection with reserve and resource estimates relating to the Company’s Thor Lake project in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2011.

/s/ Finley Bakker
Name: Finley Bakker